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SEC FILE NUMBER
0-6835

CUSIP NUMBER
464119106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
IRWIN FINANCIAL CORPORATION

Full Name of Registrant

Former Name if Applicable

500 Washington Street

Address of Principal Executive Office (Street and Number)
Columbus, Indiana 47201

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Irwin Financial Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008, (the “2008 10-K”) within the prescribed time period.
In connection with the preparation of the 2008 10-K, and in consultation with its external auditors and banking regulators, the Company requested guidance from the staffs of the Division of Corporation Finance and Office of the Chief Accountant of the Securities and Exchange Commission (collectively, the “Staff”) concerning the accounting position that the Company should take under Generally Accepted Accounting Principles (“GAAP”) to account for the sale of certain securitization residual interests in the fourth quarter of 2008. These securitization interests relate to loans sold in securitization transactions completed by the Company’s home equity segment between 2004 and 2007 and recorded as secured financings. Prior to selling the residuals and seeking this guidance, the Company had treated the underlying loans as collateral for secured borrowings and as remaining on the Company’s consolidated balance sheet for accounting purposes. The accounting treatment of these securitization interests, as well as the home equity loans to which they relate, would affect the Company’s financial statements to be included in the 2008 10-K.
The Company requested the Staff’s guidance given that the application of GAAP, including Statement of Financial Accounting Standards No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), to the particular facts and circumstances of the transactions at issue posed certain unique issues.
The Company’s expectation is to reflect the guidance in its accounting treatment for these loans and securitization interests in completing and filing our 2008 10-K as promptly as practicable, and in any event on or before March 31, 2009, following the Company’s receipt of the final report of the Company’s external auditors on its consolidated financial statements for the year ended December 31, 2008 to be included in the 2008 10-K.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

GREGORY F. EHLINGER	(812)	379-7603
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Appendix I attached hereto and incorporated herein by reference for a discussion of anticipated changes in the Company’s results of operations from the corresponding period for the last fiscal year.

IRWIN FINANCIAL CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2009	By	/s/ GREGORY F. EHLINGER

GREGORY F. EHLINGER
Chief Financial Officer

APPENDIX I
Irwin Financial Corporation (the “Company”) expects that its results of operations for the 2008 fiscal year will be significantly different from its results for the 2007 fiscal year. We expect to report a substantial consolidated loss for the fiscal year ended December 31, 2008. We expect losses in our commercial banking and commercial finance segments of approximately $67 million pre-tax and $40 million pre-tax respectively; however, until we finalize the accounting treatment of home equity results on which we are seeking the Staff’s guidance, we cannot yet approximate results for our home equity segment or our consolidated results of operations. The loss in 2008 will principally reflect loss provisions taken on impaired credits, valuation allowances on the Company’s deferred tax asset, and costs of asset disposition and segment sales and/or downsizing associated with our previously announced strategic restructuring.
When 2008 results are finalized, the Company expects that its consolidated assets at December 31, 2008 will have declined significantly relative to its consolidated assets at December 31, 2007. Consolidated loans and loans held-for-sale declined year-over-year due principally to decisions to reduce the Company’s assets to enhance capital ratios and liquidity. Expected contributors to this decline include an estimated decrease of $400 million of loans and loans held-for-sale in the commercial banking segment and an estimated decrease of $650 million of loans and leases in the commercial finance segment, which reflects the sale of the Company’s lease portfolio. The level of the decrease in loans in our home equity segment will depend on guidance from the Staff. The allowance for loan losses totaled approximately $75 million and $10 million in the commercial banking and commercial finance segments, respectively. The allowance for loan losses for home equity loans as of December 31, 2008, will depend on guidance from the Staff. Consolidated thirty-day and greater delinquent loans totaled $160 million as compared to $83 million at December 31, 2007, and represented 2.96 percent, 3.44 percent, and 10.41 percent of outstanding loans for the commercial banking, commercial finance, and home equity segments, respectively. Deposits in 2008 averaged $3.4 billion, unchanged from average deposits in 2007.
Loss provision totaled approximately $90 million and $60 million (including losses recognized on the sale of lease assets) in the commercial banking, and commercial finance segments, respectively. Reflecting the decline in loans and loans held-for-sale, the Company’s net interest income (prior to loss provision) was approximately $205 million in 2008, compared with $262 million in 2007. Net interest margin for the year ended December 31, 2008 was approximately 3.82 percent compared to 4.50 percent in 2007 and includes margin contribution during the year of 3.65 percent, 4.20 percent, and 4.64 percent, respectively from each of the three principal segments. Noninterest income during the year 2008 totaled approximately $7 million, compared to $27 million for 2007. The decrease in noninterest income in 2008 versus 2007 related primarily to a $23 million other than temporary impairment (OTTI) charge that was recorded related to private-label mortgage backed securities for which fair value declined in 2008. Non-interest expense for 2008 totaled approximately $215 million as compared to $200 million in 2007. The increase in non-interest expense reflects severance costs and asset write downs associated with our strategic restructuring and divestitures. Income tax benefit was reduced in 2008 due to a valuation allowance that was created for certain deferred tax assets. Reflecting current economic uncertainty, the Company recorded tax valuation reserves of $105 million.
The expected loss for the 2008 fiscal year has had a significantly adverse impact on the Company’s capital position. Shareholders’ equity is expected to have declined materially as compared to $459 million at December 31, 2007. The Company did not pay common dividends during 2008, compared to $14.0 million paid during 2007.
These estimates are unaudited and are subject to change in our audited Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
As we have disclosed, we have been pursuing a plan to raise additional capital in order to strengthen our balance sheet. Our capital raising efforts are an important component of our ongoing restructuring plan and are consistent with the commitments we made in the written agreement that we entered into with our bank regulators on October 10, 2008. In light of deteriorating economic conditions in the United States, increased non-performing assets in our portfolio and our level of losses for the quarter ended December 31, 2008, the need to raise capital in the short term has become more critical to us.

As described in this Form 12b-25 of which this Appendix forms a part, the Company is in discussions with the Staff concerning guidance for the accounting position that the Company should take to account for the sale of certain securitization residual interests in the fourth quarter of 2008. Prior to the receipt of guidance from the Staff, we estimate that at December 31, 2008, the Company’s lead bank subsidiary, Irwin Union Bank and Trust (the “Bank”), had a total risk based capital ratio of 10.0 percent, a Tier 1 capital ratio of 8.0 percent, and a leverage ratio of 7.3 percent and therefore qualified as “well capitalized.” In addition, we estimate that at December 31, 2008, the Company had a total risk-based capital ratio of 8.4 percent and a Tier 1 capital ratio of 4.2 percent, both of which are within the “adequately capitalized” range, and a leverage ratio of 3.9 percent, which is in the “under capitalized” range under applicable regulatory capital standards. In light of the Bank’s and Irwin Union Bank, F.S.B.’s capital ratios, we do not expect the Company’s capital ratios to have an adverse effect on the liquidity or operations of the Bank or Irwin Union Bank, F.S.B. The Staff’s guidance will affect the Company’s financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as well as the Company’s and the Bank’s regulatory capital ratios.
If the Staff’s guidance were to result in the application of the same accounting treatment that the Company has employed in prior periods for the securitization residual interests and related loans at issue, we believe the capital ratio classification noted above for both the Company and the Bank at December 31, 2008 would be unchanged from the ratios described above. Depending upon the outcome of that guidance, however, one or more of the Bank’s capital ratios could move below the “well capitalized” range under applicable regulatory standards. In addition, it is possible the Staff will reach a conclusion not presented in our submission, the impact of which cannot be predicted in advance. If the Bank were to become less than “well capitalized,” it could have an adverse impact on our liquidity, the severity of which would depend upon the action of various government officials. The Bank would no longer be eligible to accept brokered deposits without the prior written consent of the Federal Deposit Insurance Corporation (the “FDIC”). Although we intend to apply for consent in such a case, we do not know whether it would be granted by the FDIC; should the FDIC grant this waiver, the Bank would be subject to restrictions on the yield it could pay on such brokered deposits. Moreover, in such an instance, the Bank would need to determine if it could continue to certify its eligibility to hold public fund deposits of the State of Indiana and its political subdivisions. We are in ongoing discussions with state officials regarding this matter and we believe the Bank can make this certification. If we determine we are not able to certify or are declared ineligible to maintain public fund deposits, it would have a material adverse effect on the Company’s and the Bank’s liquidity and operations. We are actively seeking to raise capital in order to strengthen the capital ratios of the Bank and the Company.

As previously announced, the Company had agreements with a group of investors, led by Cummins Inc., to invest $31 million in our Company in the form of standby commitments in connection with our planned rights offering to shareholders. At that time, we filed a registration statement with the SEC to register the common shares that we intended to issue in the rights offering. We subsequently secured an additional $6.5 million of standby commitments, which increased the total amount of potential private investment in our Company to $37.5 million. These commitments were extended through February 28, 2009. The Company has obtained further extensions and commitments, through April 30, 2009, of $34 million and is in discussions with the remaining investors. In addition, on November 11, 2008, we submitted to the Federal Reserve Bank of Chicago our application for participation in the TARP Capital Purchase Program. Although our application for participation in the CPP is still pending, we believe it is unlikely to be approved absent a change in policy of the type discussed below.
We have not yet commenced our planned rights offering for a variety of reasons, including adverse market conditions for almost all financial institutions and our inability to date to participate in the government’s capital assistance programs. We currently intend to continue to pursue our capital raising efforts following the filing of our Annual Report on Form 10-K. However, at present, the market for new capital for banks such as ours is limited and uncertain. Accordingly, we cannot be certain of our ability to raise capital on terms that satisfy our goals with respect to our capital ratios. If we are able to raise additional capital, it would likely be on terms that are substantially dilutive to current shareholders.
Although our application for participation in the CPP is still pending and we have had various discussions with the banking agencies regarding our eligibility for the CPP, we have submitted to the Department of the Treasury and the banking agencies a proposed modification to the current capital programs developed under the Emergency Economic Stabilization Act of 2008 (the “EESA”) Our proposal provides that depository institutions be eligible to receive capital from the Treasury if they are determined to be viable upon receipt of a combination of (i) such capital from the Treasury and (ii) a private sector investment that is at least equal to one-third of such capital. We believe this proposed modification would provide the following benefits: (i) significant savings to the FDIC, and ultimately taxpayers; (ii) encouraging private investment in the banking industry; (iii) increased lending throughout the country, particularly to small businesses and in areas outside of major urban centers; (iv) a reduction in bank failures, thereby increasing confidence in the banking system; (v) establishing an equitable approach for all banks regardless of size, thereby carrying out the anti-discrimination mandate of EESA and (vi) significantly contributing to the multi-front approach that federal agencies are taking to restore confidence and stability to our economy. We do not know, however, whether or not the Treasury will consider or adopt our proposed modification or whether it will be in the form we propose. Even if the modification is adopted, it is possible that we would not receive capital assistance.

Forward-Looking Statements
This Form 12b-25 contains forward-looking statements that are based on management’s expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to projections of financial performance, profitability, business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things, statements about:
•	our efforts to raise capital and participate in any of the government’s capital assistance programs;

•	the effects of these efforts on our balance sheet, liquidity, capital and profitability;

•	our expectations about remaining or returning to well-capitalized;

•	our efforts to obtain the consent of the FDIC to accept brokered deposits;

•	our expectations about continued access to Indiana public funds;

•	our expectations about the timing of filing of our Annual Report on Form 10-K; and

•	any other statements that are not historical facts.
We qualify any forward-looking statements entirely by these and the following cautionary factors:
Actual future results may differ materially from what is projected due to a variety of factors including: difficulties in raising capital; difficulties in expanding our business and obtaining or retaining deposit or other funding sources as needed, including the loss of public fund deposits or any actions that may be taken by the state of Indiana and its political subdivisions; legislative or regulatory changes affecting the rights and responsibilities of our Company, bank or thrift; regulatory actions that impact our Company, bank or thrift; changes in the interpretation and application of regulatory capital or other rules; the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions; or changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

A registration statement relating to a rights offering of our common shares has been filed with the Securities and Exchange Commission but has not yet become effective. The common shares in the rights offering may not be sold nor may offers to buy be accepted prior to the time the registration statement has become effective.